LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

April 15, 2025

Mr. Christopher R. Bellacicco
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Registration No. 811-23226

Dear Mr. Bellacicco:

This correspondence responds to the comments the Trust received from the staff (the “Staff ”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Post-Effective Amendment No. 348 to the Trust’s Registration Statement on Form N-1A filed February 18, 2025 (SEC Accession No. 0000894189-25-001040) (the “Amendment”). The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering the Horizon Kinetics Japan Owner Operator ETF (the “Fund”) as a new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.Staff Comment: Please provide completed “Fees and Expenses of the Fund” and expense “Example” tables for the Fund prior to effectiveness.

Response: The completed fee table and expense example for the Fund is attached as Appendix A.

2.Staff Comment: In the fourth paragraph of the Principal Investment Strategies section, please explain “enterprise value growth” using plain English.

Response: The Trust responds by revising the applicable sentence as follows:

“...to identify companies the Adviser believes have superior owner-operators and businesses that are positioned to achieve long-term ~~enterprise value~~ growth”

3.Staff Comment: Please explain supplementally what the remaining 20% of the Fund’s net assets will be invested in, and depending on the size of such investments relative to the Fund’s total assets, consider revising disclosure to describe such investments.

Response: The Trust notes that, under normal circumstances, up to 20% of the Fund’s net assets may be invested in foreign issuers in Asian countries other than Japan that meet the Adviser’s other criteria for investment. The Fund has therefore added the disclosure below to the Fund’s “Principal Investment Strategies” section and related risk disclosure to the Fund’s “Principal Investment Risks” section.

“The Fund may invest up to 20% of its net assets in securities of companies that are established or operating in Asian countries outside of Japan, which may include less developed and emerging markets countries as well as other developed market countries."

The Fund has also added the following as a principal investment risks:

“Asian Securities Risk. Investments in securities of issuers in Asian countries involve risks that are specific to Asia, including certain legal, regulatory, political and economic risks. Certain Asian countries have experienced currency fluctuations, less liquidity, expropriation and/or nationalization of assets, confiscatory taxation, political instability, armed conflict and social instability as a result of religious, ethnic, socio-economic and/or political unrest. Additionally, certain Asian economies have been and continue to be subject, to some extent, to over-extension of credit, high unemployment, high inflation, decreased exports, and economic recessions. Some economies in this region are dependent on a range of commodities, and are strongly affected by international commodity prices and are particularly vulnerable to price changes for these products. The market for securities in this region may also be directly influenced by the flow of international capital, and by the economic and market conditions of neighboring countries. Many Asian economies have experienced rapid growth and industrialization, and there is no assurance that this growth rate will be maintained. Some Asian economies are highly dependent on trade and, as a result, changes in trade policy, the threat of or actual imposition of tariffs and, as a result, changes in trade policy, the threat of or actual imposition of tariffs and economic conditions in other countries can impact these economies.”

“Emerging Markets Risk. Emerging markets are subject to greater market volatility, lower trading volume, political and economic instability, uncertainty regarding the existence of trading markets and more governmental limitations on foreign investment than more developed markets. In addition, securities in emerging markets may be subject to greater price fluctuations than securities in more developed markets. Differences in regulatory, accounting, auditing, and financial reporting and recordkeeping standards could impede the Adviser’s ability to evaluate local companies and impact the Fund’s performance. There also may be limitations on the rights and remedies available to investors in emerging market companies compared to those associated with U.S. companies. In addition, brokerage and other transaction costs on foreign securities exchanges are often higher than in the U.S. and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries.”

Additionally, the Trust responds by adding the below disclosure under the section titled “ADDITIONAL INFORMATION ABOUT THE FUND - Principal Investment Strategies”

“Temporary Defensive Positions

To respond to adverse market, economic, political, or other conditions, the Fund may invest up to 100% of its assets in a temporary defensive manner by holding all or a substantial portion of its assets in cash, cash equivalents, or other high quality short-term investments. Temporary defensive investments generally may include short-term U.S. government securities, commercial paper, bank obligations, repurchase agreements, money market fund shares, and other money market instruments. The Adviser also may invest in these types of securities or hold cash while looking for suitable investment opportunities or to maintain liquidity. In these circumstances, the Fund may be unable to achieve its investment objective.”

4.Staff Comment: With respect to “Portfolio Turnover Risk”, please disclose in the “Principal Investment Strategies” section if the Fund intends to change its investments frequently leading to high portfolio turnover.

Response: The Trust responds by removing Portfolio Turnover Risk as a principal investment risk for the Fund as the Fund does not anticipate high portfolio turnover.

5.Staff Comment: With respect to Sector Risk, the Fund appears to use “sub-sector” and “industry” interchangeably in this risk. Please be consistent, or explain supplementally why it is appropriate to use both terms. (Note: The Fund’s concentration policy indicates that it will not concentrate its investments in any industry or group of related industries.)

Response: The Trust responds by deleting the references to “sub-sector.”

6.Staff Comment: With respect to “Securities Lending Risk”, securities lending does not appear to be disclosed in the Fund’s strategy. Please revise the principal strategy to include securities lending or move “Securities Lending Risk” to Item 9 and note that it is a non-principal risk of the Fund.

Response: The Trust has removed “Securities Lending Risk” as a principal investment risk for the Fund and has included it as a non-principal risk in the Fund’s Statement of Additional Information (“SAI”).

7.Staff Comment: With respect to “Portfolio Turnover Risk” in Item 9, the final sentence discusses warrants which were not previously disclosed. Please add a discussion of warrants, or revise the “Portfolio Turnover Risk” discussion as appropriate.

Response: The Trust has removed “Portfolio Turnover Risk” as a principal investment risk for the Fund as the Fund does not anticipate high portfolio turnover. The “Portfolio Turnover Risk” discussion has been moved to the Fund’s SAI.

*	*	*
If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

Appendix A

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.85%
* Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$87	3 Years:	$271